UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 9)

MEDBOX, INC.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

584051D 100
(CUSIP Number)

P. Vincent Mehdizadeh
6700 Fallbrook Ave., Suite 289
West Hills, CA 91307
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

August 25, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

1. Names of Reporting Persons.
Vincent Chase, Incorporated
2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3. SEC Use Only
4. Source of Funds
OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6. Citizenship or Place of Organization
California
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
7,096,133

8. Shared Voting Power
0

9. Sole Dispositive Power
7,096,133

10. Shared Dispositive Power
0

11. Aggregate Amount Beneficially Owned by Each Reporting Person
7,096,133
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13. Percent of Class Represented by Amount in Row (11)
10.1% (1)
14. Type of Reporting Person
CO

(1) The Issuer reported 69,823,415 shares of its Common Stock outstanding as of June 30, 2015.

1. Names of Reporting Persons.
PVM International, Inc.
2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3. SEC Use Only
4. Source of Funds
OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6. Citizenship or Place of Organization
California
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
2,682,613

8. Shared Voting Power
0

9. Sole Dispositive Power
2,682,613

10. Shared Dispositive Power
0

11. Aggregate Amount Beneficially Owned by Each Reporting Person
2,682,613
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13. Percent of Class Represented by Amount in Row (11)
3.8% (1)
14. Type of Reporting Person
CO

(1) The Issuer reported 69,823,415 shares of its Common Stock outstanding as of June 30, 2015.

1. Names of Reporting Persons.
Vincent Mehdizadeh
2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3. SEC Use Only
4. Source of Funds
OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6. Citizenship or Place of Organization
United States
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
9,778,746 (1)

8. Shared Voting Power
0

9. Sole Dispositive Power
9,778,746 (1)

10. Shared Dispositive Power
0

11. Aggregate Amount Beneficially Owned by Each Reporting Person
9,778,746
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13. Percent of Class Represented by Amount in Row (11)
14% (2)
14. Type of Reporting Person
IN

(1) Includes 7,096,133 shares of Common Stock beneficially owned by Vincent Chase, Incorporated, and 2,682,613 shares of Common Stock held by PVM International, Inc.
(2) The Issuer reported 69,823,415 shares of its Common Stock outstanding as of June 30, 2015.

This Amendment No. 9 amends and supplements the Schedule 13D originally filed on July 11, 2014, as amended on September 4 and December 23, 2014, and January 13, February 5, 2015, February 26, 2015, May 27, 2015, June 15, 2015, and June 30, 2015 (“Original Schedule 13D”), by Vincent Chase, Incorporated (“VCI”), PVM International, Inc. (“PVMI”) and Mr. P. Vincent Mehdizadeh (collectively, the “Reporting Person”), relating to the class of common stock, par value $0.001 per share (“Common Stock”) of Medbox, Inc., a Nevada corporation (“Issuer”).  Capitalized terms used but not otherwise defined in this amendment shall have the meanings ascribed to such terms in the Original Schedule 13D.

Information given in response to each Item herein shall be deemed incorporated by reference in all other Items, as applicable.

Item 4.                      Purpose of Transaction

This amendment supplements Item 2 of the Original Schedule 13D by adding the following:

On August 24, 2015, the Reporting Person elected to retire 2 million preferred shares carrying 5 to 1 conversion rights to common shares and 3 million additional common shares. The Reporting Person also gifted to charities in the amount of 1 million shares each to Marijuana Policy Project (MPP) and Law Enforcement Against Prohibition (LEAP). As a condition for receiving the gifts, the recipients have all agreed not to sell the gifted shares for a period of one year and after the one year has elapsed, not to sell more than 40,000 shares per month.

Item 5.                      Interest in Securities of the Issuer

This amendment revises Item 5 of the Original Schedule 13D as set forth below:

(a)           VCI beneficially owns 7,096,133 shares of Common Stock, which represents approximately 10.1% of the Issuer’s outstanding shares of Common Stock.  PVMI beneficially owns 2,682,613 shares of Common Stock, which represents approximately 3.8% of the outstanding shares of Common Stock.  P. Vincent Mehdizadeh controls both VCI and PVMI, and has sole voting and dispositive power over the securities held by each.  As such, Mr. Mehdizadeh may be deemed to beneficially own 9,778,746 shares of Common Stock, which represents approximately 14% of the outstanding shares of Common Stock.

(b)           All of VCI’s shares are held directly by VCI, and VCI may be deemed to hold sole voting and dispositive power over 7,096,133 shares of Common Stock beneficially owned by VCI.  All of PVMI’s shares are held directly by PVMI, and PVMI may be deemed to hold sole voting and dispositive power over 2,682,613 shares of Common Stock beneficially owned by PVMI.  Mr. Mehdizadeh controls VCI and PVMI and has sole voting and dispositive power over the securities held by each.

(c)           Since the filing of the last amendment, the Reporting Person has not sold additional shares of Common Stock in open market transactions.

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   August 27, 2015

VINCENT CHASE, INCORPORATED
By: /s/ P. Vincent Mehdizadeh
P. Vincent Mehdizadeh, President

PVM INTERNATIONAL, INC.
By: /s/ P. Vincent Mehdizadeh
P. Vincent Mehdizadeh, President

/s/ P. Vincent Mehdizadeh